Exhibit 99.3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Months Ended June 30, 2015
(Expressed in thousands of US dollars, except per share figures or otherwise stated)

Table of Contents

1.	Core Business and Strategy	2

2.	First Quarter of Fiscal Year 2016 Highlights	2

3.	Operating Performance	3

4.	First Quarter Fiscal Year 2016 Financial Results	8

5.	Liquidity and Capital Resources	10

6.	Financial Instruments and Related Risks	11

7.	Off-Balance Sheet Arrangements	13

8.	Transactions with Related Parties	13

9.	Alternative Performance (Non-IFRS) Measures	14

10.	Critical Accounting Policies and Estimates	17

11.	Changes in Accounting Standards	18

12.	Other MD&A Requirements	18

13.	Outstanding Share Data	19

14.	Risks and Uncertainties	19

15.	Disclosure Controls and Procedures	20

16.	Changes in Internal Control over Financial Reporting	20

17.	Directors and Officers	20

Forward Looking Statements		21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2015 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2015, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements for the three months ended June 30, 2015, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2015. This MD&A refers to various non-IFRS measures, such as total and cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash flow from operations per share, and production costs per tonne. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations, in section 9 of this MD&A.

This MD&A is prepared as of August 12, 2015 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, unless otherwise stated.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China. Silvercorp is the largest primary silver producer in China through the operation of several silver-lead-zinc mines at the Ying Mining District in Henan Province, China. The Company also commenced commercial production at its GC silver-lead-zinc project in Guangdong Province in July 2014. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange.

2.	First Quarter of Fiscal Year 2016 Highlights

  Silver sales of 1.4 million ounces, lead sales of 14.9 million pounds, and zinc sales of 4.6 million pounds, up 22%, 29%, and 276% from the prior year quarter1 ;

  Sales of $32.2 million, up 5% from the prior year quarter1 despite a 17% and 8% decline in the average selling price of silver and lead from prior year period ;

  Gross margin of 36% compared with 51% in the prior year period;

  Cash flows from operations of $13.3 million, or $0.08 per share;

  Net income attributable to equity shareholders of $2.3 million, or $0.01 per share;

  Cash cost per ounce of silver, net of by-product credits2 , of $1.39, compared to $0.46 in the prior year quarter; and

  All-in sustaining cost per ounce of silver, net of by-product credits2 , of $10.94, compared to $11.88 in the prior year quarter.

  Ended the quarter with $74.9 million in cash and short term investments.

[1] Sales and production in the trial mining phase at the GC mine during the prior year quarter were excluded from GC mine and the Company’s consolidated sales and production results. Revenue from metal sales was offset against costs capitalized.
[2] Non-IFRS measure, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2015:

		Three months ended June 30, 2015
		Ying Mining District[1]	GC2	Total

Production Data
Mine Data
	Ore Mined (tonne)	167,107	66,727	233,834
	Ore Milled (tonne)	160,277	66,679	226,956

+	Mining cost per tonne of ore mined ($)	75.00	56.83	69.81
	Cash mining cost per tonne of ore mined ($)	56.65	48.74	54.39
	Non cash mining cost per tonne of ore mined ($)	18.35	8.09	15.42

+	Unit shipping costs($)	4.05	-	2.89

+	Milling cost per tonne of ore milled ($)	15.40	17.83	16.12
	Cash milling cost per tonne of ore milled ($)	12.98	15.52	13.73
	Non cash milling cost per tonne of ore milled ($)	2.42	2.31	2.39

+	Average Production Cost
	Silver ($ per ounce)	7.83	9.86	8.42
	Gold ($ per ounce)	492	751	526
	Lead ($ per pound)	0.42	0.65	0.45
	Zinc ($ per pound)	0.40	0.63	0.43

+	Total production cost per ounce of Silver ($)	4.22	7.97	4.71
+	Total cash cost per ounce of Silver ($)	1.03	3.80	1.39

+	All-in sustaining cost per ounce of Silver ($)	9.18	9.13	10.94
+	All-in cost per ounce of Silver ($)	9.71	9.24	11.42

	Recovery Rates
	Silver (%)	94.7	79.3	90.2
	Lead (%)	94.9	89.7	93.4
	Zinc (%)	53.5	85.1	62.8

	Head Grades
	Silver (gram/tonne)	250	93	204
	Lead (%)	3.6	1.7	3.0
	Zinc (%)	0.8	2.5	1.3

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,190	181	1,371
	Gold (in thousands of ounces)	0.9	-	0.9
	Lead (in thousands of pounds)	12,454	2,420	14,874
	Zinc (in thousands of pounds)	1,529	3,029	4,558

Metal Sales
	Silver (in thousands of $)	15,962	1,956	17,918
	Gold (in thousands of $)	724	10	734
	Lead (in thousands of $)	8,652	1,729	10,381
	Zinc (in thousands of $)	937	2,076	3,013
	Other (in thousands of $)	-	174	174
		26,275	5,945	32,220
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.42	10.80	13.07
	Gold ($ per ounce)	843	822	843
	Lead ($ per pound)	0.73	0.71	0.72
	Zinc ($ per pound)	0.68	0.69	0.68

[1] Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 57.7% from lead concentrates and 21.6% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected higher smelter and refining charges, resulting it lower net silver selling price.
+ Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2014:

		Three months ended June 30, 2014
		Ying Mining District[1]	BYP	Total

Production Data
Mine Data
	Ore Mined (tonne)	173,485	36,203	209,688
	Ore mined (tonne)	169,480	30,548	200,028

+	Mining cost per tonne of ore mined ($)	58.35	30.61	53.56
	Cash mining cost per tonne of ore mined ($)	46.96	22.70	42.77
	Non cash mining cost per tonne of ore mined ($)	11.39	7.91	10.79

+	Unit shipping costs($)	4.77	-	3.95

+	Milling cost per tonne of ore milled ($)	14.48	14.33	14.46
	Cash milling cost per tonne of ore milled ($)	12.16	13.29	12.33
	Non cash milling cost per tonne of ore milled ($)	2.32	1.04	2.13

+	Average Production Cost
	Silver ($ per ounce)	7.60	-	7.72
	Gold ($ per ounce)	434	573	483
	Lead ($ per pound)	0.36	-	0.37
	Zinc ($ per pound)	0.30	-	0.31

+	Total production cost per ounce of Silver ($)	2.92		2.92
+	Total cash cost per ounce of Silver ($)	0.46		0.46

+	Total production cost per ounce of Gold ($)		573	573
+	Total cash cost per ounce of Gold ($)		455	455

+	All-in sustaining cost per ounce of Silver ($)[2]	9.29	14.68	11.88
+	All-in cost per ounce of Silver ($)[2]	11.47	15.68	14.84

	Recovery Rates
	Silver (%)	93.6		93.6
	Gold (%)		89.7	89.7
	Lead (%)	95.8		95.8
	Zinc (%)	56.8		56.8

	Head Grades
	Silver (gram/tonne)	227		227
	Gold (gram/tonne)		2.8	2.8
	Lead (%)	3.3		3.3
	Zinc (%)	0.7		0.7

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,126	-	1,126
	Gold (in thousands of ounces)	0.8	2.6	3.5
	Lead (in thousands of pounds)	11,529	-	11,529
	Zinc (in thousands of pounds)	1,211	-	1,211

Metal Sales
	Silver (in thousands of $)	17,778	-	17,778
	Gold (in thousands of $)	741	2,681	3,422
	Lead (in thousands of $)	8,654	-	8,654
	Zinc (in thousands of $)	762	-	762
		27,935	2,681	30,616
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	15.79	-	15.79
	Gold ($ per ounce)	901	1,016	989
	Lead ($ per pound)	0.75	-	0.75
	Zinc ($ per pound)	0.63	-	0.63

[1] Ying Mining District includes mines: SGX, TLP, HPG, LM, PCG and HZG.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
+ Non-IFRS measures, see section 9 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a)	Mine and Milling Production

For the three months ended June 30, 2015 (“Q1 Fiscal 2016”), on a consolidated basis, the Company mined 233,834 tonnes of ore, up 12% compared to 209,688 tonnes in the three months ended June 30, 2014 (“Q1 Fiscal 2015”). The increase in ore mined was mainly due to the contribution of the GC mine, which commenced commercial production in July 2014, added 66,727 tonnes of ore. The added ore from the GC mine was partially offset by a decrease of 36,203 tonnes of ore from the BYP mine as the BYP mine was in care and maintenance since August 2014. Correspondingly, ore milled increased by 13% to 226,956 tonnes of ore compared to 200,028 tonnes in Q1 Fiscal 2015.

(b)	Mining and Milling Costs

In Q1 Fiscal 2016, the consolidated total mining cost and cash mining cost were $69.81 and $54.39 per tonne, an increase of 30% and 27% as compared to $53.56 and $42.77 per tonne, respectively, in Q1 Fiscal 2015. The increase in cash mining cost is mainly due to i) 21% increase at the Ying Mining District, mainly arising from the interruption in production arising from a mining contractor’s termination and more in-stope drilling and mining preparation tunnelling to achieve better grade control, ii) low unit cost production at BYP mine was suspended, and iii) relatively higher unit cost production at GC mine being added to the operations.

The consolidated total milling cost and cash milling cost in Q1 Fiscal 2016 were $16.12 and $13.73 per tonne compared to $14.46 and $12.33 per tonne, respectively, in Q1 Fiscal 2015.

Compared to the Company’s forecasted production costs in Fiscal 2016 as announced in February 2015, on consolidated average basic, the cash production costs in the current quarter are within the guidance. Each mine’s production costs are further discussed in item (f) – Operation Review below.

(c)	Metal Sales

In Q1 Fiscal 2016, the Company sold 1.4 million ounces of silver, 14.9 million pounds of lead, and 4.6 million pounds of zinc, compared to 1.1 million ounces of silver, 11.5 million pounds of lead, and 1.2 million pounds of zinc, respectively, in Q1 Fiscal 2015. Metal production in this quarter was positively impacted by improved dilution control, which resulted in a 10% and 8% increase in silver and lead head grades at the Ying Mining District. In addition, the commencement of the commercial production at the GC mine also contributed to higher metal production and sales.

(d)	Total and Cash Cost per Ounce of Silver, Net of By-Product Credits[3]

In Q1 Fiscal 2016, the consolidated total production cost and cash cost per ounce of silver, net of byproduct credits, were $4.71 and $1.39 compared to $2.92 and $0.46, respectively, in Q1 Fiscal 2015. The overall increase in cash cost per ounce of silver, net of by-product credits, is mainly due to the decline of metal prices and higher per tonne cash mining costs in the current quarter.

(e)	All-in Sustaining Cost per Ounce of Silver, Net of By-Product Credits[3]

In Q1 Fiscal 2016, the consolidated all-in sustaining cost per ounce of silver, net of by-product credits, is $10.94 compared to $11.88 in Q1 Fiscal 2015. The decrease compared to the prior year quarter is mainly driven by higher by-product credits and higher silver sales.

(f)	Operation Review

(i)	Ying Mining District

The Ying Mining District consists of several mines, including SGX, HPG, TLP, and LM mines, and is the Company’s primary source of production.

The operational results at the Ying Mining District for the past five quarters are summarized in the table

[3] Non-IFRS measure, see section 9 for reconciliation

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

below:

Operational results - Ying Mining District
	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
	30-Jun-15	31-Mar-15	31-Dec-14	30-Sep-14	30-Jun-14
Ore Mined (tonne)	167,107	112,327	175,782	197,135	173,485
Ore Milled (tonne)	160,277	99,478	187,154	190,831	169,480
Metal Sales
Silver (in thousands of ounce)	1,190	822	1,421	1,251	1,126
Gold (in thousands of ounce)	0.9	0.6	0.9	0.8	0.8
Lead (in thousands of pound)	12,454	8,312	14,168	12,665	11,529
Zinc (in thousands of pound)	1,529	875	2,531	1,944	1,211
Head Grades
Silver (gram/tonne)	250	268	253	223	227
Lead (%)	3.6	3.7	3.6	3.3	3.3
Zinc (%)	0.8	0.8	1.0	0.7	0.7
Recovery Rates
Silver (%)	94.7	94.8	94.7	94.4	93.6
Lead (%)	94.9	95.3	95.9	95.2	95.8
Zinc (%)	53.5	52.4	66.8	56.7	56.8
Cash mining cost ($ per tonne )	56.65	53.25	57.79	43.62	46.96
Total mining cost ($ per tonne )	75.00	74.84	73.28	55.41	58.35
Cash milling cost ($ per tonne )	12.98	16.20	13.63	12.77	12.16
Total milling cost ($ per tonne )	15.40	20.09	15.77	14.85	14.48

In Q1 Fiscal 2016, the total ore mined at the Ying Mining District was 167,107 tonnes compared to total ore production of 173,485 tonnes in Q1 Fiscal 2015. Silver and lead head grades improved by 10% and 8%, respectively, to 250 grams per tonne (“g/t”) for silver and 3.6% for lead from 227 g/t for silver and 3.3% for lead, respectively, in Q1 Fiscal 2015.

In Q1 Fiscal 2016, the Ying Mining District sold 1.2 million ounces of silver, 900 ounces of gold, 12.5 million pounds of lead, and 1.5 million pounds of zinc, compared to 1.1 million ounces of silver, 800 ounces of gold, 11.5 million pounds of lead, and 1.2 million pounds of zinc in Q1 Fiscal 2015. The increase in metals sold is mainly due to the improved head grades achieved, offset by lower ore production in the quarter.

In February 2015, the Company terminated one mining contractor upon the expiration of its contract and entered into contracts with three new mining contractors to replace the terminated contractor who previously worked out of three portals at the SGX Mine. Regrettably, the changeover process for the terminated contractor was slow as the Company and the contractor being terminated had protracted disagreements and negotiations regarding the final bill payment. In June 2015, the Company reached an agreement with the terminated contractor, resulting in the contractor departing from all the three portals, which have now returned to normal operations. The changeover disruptions have impacted not only the production but also resulted in additional costs incurred at the SGX mine in the current quarter.

Total and cash mining costs per tonne were $75.00 and $56.65, respectively, compared to $58.35 and $46.96, respectively, in Q1 2015. The increase in mining costs was mainly due to: i) the mining contractor changeover interruption resulting in approximately an additional $6.00 per tonne; ii) approximately 20% increase in mining preparation expenditures as more in-stope diamond drilling and preparation tunnelling were used to achieve better grade and dilution control, and iii) lower output resulting in a higher per unit fixed costs allocation.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

In Q1 Fiscal 2016, total ore milled at the Ying Mining District was 160,277 tonnes, a decrease of 5% compared to 169,480 tonnes in Q1 Fiscal 2015. Cash milling costs were $12.98 compared to $12.16 in Q1 Fiscal 2015, and the increase was mainly due to lower ore milled in the current quarter.

All in sustaining costs, net of by-product credits, at the Ying Mining District in Q1 2016 was $9.18 per ounce of silver compared to $9.29 in Q1 Fiscal 2015.

During the quarter, the Company completed approximately 24,575 metres (“m”) of horizontal tunnels, raises and declines and 16,366 m of in-stope diamond drilling. Total capitalized exploration and development expenditures for the Ying Mining District were $6.1 million compared to $8.1 million in Q1 Fiscal 2015.

(ii)	GC Mine

Commercial production at GC mine commenced on July 1, 2014, and the trial mining operation results in Q1 Fiscal 2015 have been excluded from the consolidated operation results discussed above and revenue realized from metal sales during the trial period was offset against costs capitalized.

A summary of the operational results of GC mine for the past five quarters, including the trial mining operational results in Q1 Fiscal 2015, is as follows:

Operational results - GC Mine		Commercial production			Pre-commercial production
	Q1 2016 30-Jun-15	Q4 2015 31-Mar-15	Q3 2015 31-Dec-14	Q2 2015 30-Sep-14	Q1 2015 30-Jun-14
Ore Mined (tonne)	66,727	46,111	87,916	70,898	48,396
Ore Milled (tonne)	66,679	46,100	90,287	69,144	55,784
Metal Sales
Silver (in thousands of ounce)	181	99	251	151	145
Lead (in thousands of pound)	2,420	867	2,500	1,428	1,461
Zinc (in thousands of pound)	3,029	1,668	4,452	3,259	2,314
Head Grades
Silver (gram/tonne)	93	107	104	107	110
Lead (%)	1.7	1.2	1.3	1.4	1.4
Zinc (%)	2.5	2.6	2.6	2.8	2.5
Recovery Rates
Silver (%)	79.3	76.1	75.9	79.4	76.3
Lead (%)	89.7	84.9	85.9	88.1	85.4
Zinc (%)	85.1	80.0	80.6	81.0	80.2
Cash mining cost ($ per tonne)	48.74	86.35	33.11	29.25	42.23
Total mining cost ($ per tonne)	56.83	132.41	55.20	51.69	64.62
Cash milling cost ($ per tonne)	15.52	42.70	15.82	17.59	19.17
Total milling cost ($ per tonne)	17.83	58.58	19.88	22.81	25.54

Total ore mined at GC mine in Q1 Fiscal 2016 was 66,727 tonnes at a total mining cost and cash mining cost of $56.83 and $48.74, compared to 48,396 tonnes mined during the pre-commercial period in Q1 Fiscal 2015 at a total mining cost and cash mining cost of $64.62 and $42.23. Total ore milled at GC mine in Q1 Fiscal 2016 was 66,679 at a total milling cost and cash milling cost of $17.83 and $15.52, compared to 55,784 tonnes milled during the pre-commercial period in Q1 Fiscal 2015 at a total milling cost and cash milling cost of $25.54 and $19.17. The production level at GC mine has significant impacts on the cash mining cost while the decrease in the non-cash cost was mainly due to substantial impairment charges taken against the long-lived assets at GC mine at the end of Fiscal 2015.

The head grades at GC mine were 93 g/t for silver, 1.7% for lead, and 2.5% for zinc in Q1 Fiscal 2016 compared to 110g/t for silver, 1.4% for lead, and 2.5% for zinc respectively, in Q1 Fiscal 2015. Lead head grade improved by approximately 21%, zinc head grade is relatively steady while silver grade dropped

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

by 15%.

Recovery rates at GC mine has gradually improved and achieved 79.3% for silver, 89.7% for lead, and 85.1% for zinc.

In Q1 Fiscal 2016, the Company completed approximately 4,654 m of horizontal tunnels, raises and declines and 7,416 m of diamond drilling at GC mine. Total capitalized exploration expenditures at GC mine was $0.2 million compared to $0.4 million in Q1 Fiscal 2015.

(iii)	BYP Mine

BYP mine has been placed on care and maintenance since August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the market environment. BYP mine is not viewed a core asset of the Company and the Company is considering various strategic options for this project.

In Q1 Fiscal 2015, the BYP mine processed 30,548 tonnes of ore with a head grad of 2.8 g/t for gold and sold 2,639 ounces of gold.

(iv)	XHP Project

Activities at the XHP project have been suspended since Fiscal 2014 as part the Company’s cost saving measures. The Company is considering various strategic alternatives for this project.

4.	First Quarter Fiscal Year 2016 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014
Sales	$32,220	$20,269	$40,247	$37,333
Gross profit	11,456	5,224	15,403	18,894
Expenses and foreign exchange	(7,280)	(2,223)	(6,229)	(5,901)
Other items	(95)	(130,257)	256	1,196
Net income (loss)	3,771	(130,070)	7,080	9,614
Net income (loss), attributable to the shareholders of the Company	2,296	(118,549)	5,468	7,228
Basic earnings (loss) per share	0.01	(0.69)	0.03	0.04
Diluted earnings (loss) per share	0.01	(0.69)	0.03	0.04
Cash dividend declared	685	674	736	763
Cash dividend declared per share (CAD)	0.005	0.005	0.005	0.005

	Jun 30, 2014	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013
Sales	$30,616	$16,135	$23,970	$28,460
Gross profit	15,653	6,945	10,469	13,637
Expenses and foreign exchange	(7,474)	(3,717)	(5,733)	(9,188)
Other items	141	(6,305)	708	(65,790)
Net income (loss)	4,635	(4,677)	3,144	(53,307)
Net income (loss), attributable to the shareholders of the Company	2,744	(4,541)	2,163	(43,201)
Basic earnings (loss) per share	0.02	(0.03)	0.01	(0.25)
Diluted earnings (loss) per share	0.02	(0.03)	0.01	(0.25)
Cash dividend declared	800	773	4,017	4,152
Cash dividend declared per share (CAD)	0.005	0.005	0.025	0.025

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q1 Fiscal 2016 was $2.3 million, or $0.01 per share compared to $2.7 million, or $0.02 per share in Q1 Fiscal 2015.

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) improved head grades yielded higher silver, lead, zinc sales of 6%, 8% and 26%, respectively, at the Ying Mining District even as ore milled decreased by 6% compared to the same prior year quarter, (ii) $5.9 million in metals sales was added from the commercial production at the GC mine, offset by (iii) higher unit production costs resulting from the interruption of a mining contractor changeover at the SGX mine, (iv) lower metals prices, as the realized selling price for silver and lead at the Ying Mining District dropped by 15% and 3%, respectively, compared to the same prior year quarter, and (v) lower gold production and sales as operations at BYP mines have been suspended since August 2014.

Sales in Q1 Fiscal 2016 were $32.2 million compared to $30.6 million in Q1 Fiscal 2015. Silver and gold sales represented $17.9 million and $0.7 million, respectively, while base metals represented $13.6 million of total sales in this quarter compared to silver, gold and base metals of $17.8 million, $3.4 million, and $9.4 million, respectively, in Q1 Fiscal 2015.

Fluctuations in sales revenue are mainly dependent on metal production and the realized metal price. The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q1 Fiscal 2016, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015	Q1 2016	Q1 2015
Net realized selling prices	$13.07	$15.79	$843	$989	$0.72	$0.75	$0.68	$0.63
Add back: Value added taxes	2.22	2.69	-	-	0.12	0.13	0.12	0.11
Add back: Smelter charges and recovery	2.32	1.71	352	302	0.14	0.13	0.39	0.36
SME	$17.61	$20.19	$1,195	$1,290	$0.98	$1.01	$1.19	$1.10
LME	$16.39	$19.62	$1,192	$1,288	$0.88	$0.92	$1.02	$0.91

Cost of sales in Q1 Fiscal 2016 was $20.8 million compared to $15.0 million in Q1 Fiscal 2015. The cost of sales included $16.2 million (Q1 Fiscal 2015 - $11.9 million) cash costs and $4.6 million (Q1 Fiscal 2015 - $3.1) depreciation, amortization and depletion charges. The 39% increase in cost of sales is mainly due to: i) a 21% increase in cash mining cost per tonne at the Ying Mining District, mainly resulting from the one-time compensation arising from a mining contractor’s termination and more in-stope drilling and mining preparation tunnelling to achieve better grade control, ii) a 66% increase in non-cash mining cost per tonne resulting from additional amortization arising from the mining right fee capitalized in Fiscal 2015 and the inclusion of GC mines’ production results, and iii) more metals sold in the current quarter.

Gross profit margin in Q1 Fiscal 2016 was 36% compared to 51% in Q1 Fiscal 2015. The inclusion of the 9% gross profit margin from the GC mine contributed to a reduced average gross profit margin. Ying Mining District’s gross profit margin was 41% compared to a 52% gross profit margin in the same prior year quarter. The decrease in gross profit is also due to the decline of metal prices and increased per tonne production costs.

General and administrative (“G&A”) expenses in Q1 Fiscal 2016 were $5.3 million compared to $4.8 million in Q1 Fiscal 2015. Items included in general and administrative expenses in Q1 Fiscal 2016 are as follows:

(i)	Amortization and depreciation of $0.4 million (Q1 Fiscal 2015 - $0.3 million)

(ii)	Office and administrative expenses of $2.0 million (Q1 Fiscal 2015 - $1.9 million);

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii)	Salaries and benefits of $1.9 million (Q1 Fiscal 2015 - $1.5 million);

(iv)	Stock based compensation expense of $0.2 million (Q1 Fiscal 2015 - $0.4 million); and

(v)	Professional fees of $0.9 million (Q1 Fiscal 2015 - $0.7 million).

The increase in salaries and benefits was mainly due to a one-time severance package of $322 paid to a former officer and director of the Company upon his departure during the current quarter.

Government fees and other taxes in Q1 Fiscal 2016 were $1.3 million (Q1 Fiscal 2015 - $1.6 million). Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government agencies. Other taxes were composed of surtax on value-added tax, business tax, land usage levy, stamp duty, and other miscellaneous levies, duties and taxes imposed by the state and local Chinese governments. Although government fees and other taxes vary period over period, they normally range from 4% to 5% of the total sales.

Foreign exchange loss in Q1 Fiscal 2016 was $0.6 million compared to $1.1 million in Q1 Fiscal 2015. The foreign exchange gain or loss is mainly driven by the fluctuations of the RMB and US dollar against the functional currency of the entities.

Loss on disposal of plant and equipment in Q1 Fiscal 2016 was $7 compared to $nil in Q1 Fiscal 2015. The loss is related to the disposal of obsolete equipment.

Share of loss in an associate in Q1 Fiscal 2016 was $78 (Q1 Fiscal 2015 - $132), representing the Company’s equity pickup in New Pacific Metals Corp. (“New Pacific”). The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Loss on investments in Q1 Fiscal 2016 was $nil compared to $15 in Q1 Fiscal 2015. The Company acquired equity interests in other publicly-traded mining companies on the open market or by participating in private placements. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q1 Fiscal 2016 was $277 compared to $164 in Q1 Fiscal 2015. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q1 Fiscal 2016 were $332 compared to $32 in Q1 Fiscal 2015. The finance cost in the current period relates to the unwinding of discount of environmental rehabilitations provision and the interest on the SGX mine right fee.

Income tax expense in Q1 Fiscal 2016 was $255 compared to $3.7 million in Q1 Fiscal 2015. The income tax expense recorded in Q1 Fiscal 2016 included current income tax expense of $219 (Q1 Fiscal 2015 – $2.9 million) and deferred income tax expense of $37 (Q1 Fiscal 2015 – $0.8 million).

5.	Liquidity and Capital Resources

Cash and cash equivalents and short-term investments as at June 30, 2015 were $74.9 million.

Working capital as at June 30, 2015 was $44.0 million.

Cash flows provided by operating activities were $13.3 million or $0.08 per share in Q1 Fiscal 2016 compared to $13.8 million or $0.08 per share in Q1 Fiscal 2015.

Cash flows used in investing activities were $8.0 million in Q1 Fiscal 2016, comprising mainly of cash used in capital expenditures of $8.1 million (Q1 Fiscal 2015 - $7.9 million) offset by proceeds on

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

disposals of plant and equipment of $5 (Q1 Fiscal 2015 - $nil) and net redemptions of short-term investments of $49 (Q1 Fiscal 2015 - $1.7 million).

Cash flows used in financing activities were $0.7 million in Q1 Fiscal 2016, compared to $0.8 million used in the same prior year quarter. Cash used in financing activities were dividends paid to the shareholders of the Company.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,110	$745	$3,313	$1,052
Commitments	$6,418	$-	$-	$6,418

As of June 30, 2015, the Company has two office rental agreements totaling $5,110 for the next eight years and commitments of $6,418 related to the GC property. During the three months ended June 30, 2015, the Company incurred rental expenses of $190 (three months ended June 30, 2014 - $312), which were included in office and administrative expenses on the consolidated statement of loss.

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. As at June 30, 2015 and March 31, 2015, no contingent liabilities were accrued.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis. There have been no significant changes in the financial risks facing the Company since March 31, 2015.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements.

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy at June 30, 2015 that are not otherwise disclosed. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2015 and March 31, 2015, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Fair value as at June 30, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$65,433	$-	$-	$65,433
Common shares of publicly traded companies	526	-	-	526
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2015
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$60,179	$-	$-	$60,179
Common shares of publicly traded companies	892	-	-	892
Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

The fair value of other financial instruments excluded from the table above approximates their carrying amounts as of June 30, 2015 and March 31, 2015, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2015
	Within a year	2-3 years	4-5 years	Total
Mine right fee payable	$4,355	$7,035	$2,854	$14,244
Accounts payable and accrued liabilities	32,211	-	-	32,211
Dividends payable	685	-	-	685
	$37,251	$7,035	$2,854	$47,140

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which is tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2015	March 31, 2015
Financial assets denominated in U.S. Dollars	$20,864	$20,838
Financial assets denominated in Chinese RMB	$51,565	$44,133

As at June 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income before income taxes by approximately $0.5 million.

As at June 30, 2015, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income before income taxes by approximately $0.1 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	June 30, 2015	March 31, 2015
NUX (a)	$56	$15
Henan Non-ferrous Geology Bureau (b)	17	18
	$73	$33

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2015, the Company recovered $50 (for three months ended June 30, 2014 - $57) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)	For the three months ended June 30, 2015, the Company paid $376 (for three months ended June 30, 2014 - $126) consulting fees to Greensea Management Ltd., a private consulting services company controlled by a director of the Company.

(d)	For the three months ended June 30, 2015, the Company paid $nil (for three months ended June 30, 2014 - $187) consulting fees to Parkside Management Limited, a private consulting services company controlled by a director of the Company.

(e)	The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three months ended June 30, 2015, total rents were $63 (for three months ended June 30, 2014 - $63).

Transactions with related parties are made on normal commercial terms and are considered to be at arm’s length. The balances with related parties are unsecured, non-interest bearing, and due on

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

demand.

9.	Alternative Performance (Non-IFRS) Measures

The following alternative performance measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures, the following tables provides the reconciliation of these measures to the financial statements for the three months ended June 30, 2015 and 2014:

(a)	Cash and Total Cost per Ounce of Silver

The Company assesses this measure in a manner that isolates the impacts of silver production volumes, the by-product credits, and operating costs fluctuations. The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure, operating profitability and ability to generate cash flows. The Company includes by-product credits from lead, zinc and gold, as the Company considers these metals is incidental to the silver production process and as a result, the cost to produce the silver is reduced. Cash and total costs on a by-product basis are calculated by deducting by-product lead, zinc and gold sales revenues from the Company’s cash and total cost of sales, respectively. The following table provides a reconciliation of cash and total cost per ounce of silver, net of by-product credits for the three months ended June 30, 2015 and 2014:

Three months ended June 30, 2015
			Ying Mining
			District	GC	Total
Cost of sales		A	$15,333	$5,431	$20,764
Amortization and depletion			(3,799)	(755)	(4,554)
Total cash cost		B	11,534	4,676	16,210
By-product sales	By-product per ounce of silver
Lead	(7.57)		(8,652)	(1,729)	(10,381)
Zinc	(2.20)		(937)	(2,076)	(3,013)
Gold	(0.54)		(724)	(10)	(734)
Other	(0.13)		-	(174)	(174)
Total by-product sales		C	(10,313)	(3,989)	(14,302)
Silver ounces sold ('000s)		D	1,190	181	1,371
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$4.22	$7.97	$4.71
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$1.03	$3.80	$1.39

Total production cost per ounce of silver, before by-product credits		A/D	$12.88	$30.01	$15.15
Total cash cost per ounce of silver, before by-product credits		B/D	$9.69	$25.83	$11.82

Three months ended June 30, 2014
			Ying Mining
			District	GC	Total
Cost of sales		A	$13,450	$-	$13,450
Amortization and depletion			(2,771)	-	(2,771)
Total cash cost		B	10,679	-	10,679
By-product sales	By-product per ounce of silver
Lead	(7.69)		(8,654)	-	(8,654)
Zinc	(0.68)		(762)	-	(762)
Gold	(0.66)		(741)	-	(741)
Total by-product sales		C	(10,157)	-	(10,157)
Silver ounces sold ('000s)		D	1,126	-	1,126
Total production cost per ounce of silver, net of by-product credits		(A+C)/D	$2.92	$-	$2.92
Total cash cost per ounce of silver, net of by-product credits		(B+C)/D	$0.46	$-	$0.46

Total production cost per ounce of silver, before by-product credits		A/D	$11.94	$-	$11.94
Total cash cost per ounce of silver, before by-product credits		B/D	$9.48	$-	$9.48

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)	Cash and Total Cost per Ounce of Gold (BYP Mine)

BYP Mine
		Three months	Three months
		ended June 30,	ended June 30,
		2015	2014
Cost of sales	A	$-	$1,513
Amortization and depletion		-	(311)
Total cash cost	B	-	1,202
By-product sales
Zinc		-	-
Total by-product sales	C	-	-
Gold ounces sold ('000s)	D	-	2.6
Total production cost per ounce of gold, net of by-product credits	(A+C)/D	$-	$573
Total cash cost per ounce of gold, net of by-product credits	(B+C)/D	$-	$455

Total production cost per ounce of gold, before by-product credits	A/D	$-	$573
Total cash cost per ounce of gold, before by-product credits	B/D	$-	$455

(c)	All-in & All-in Sustaining Cost per Ounce of Silver

All-in sustaining cost (“AISC”) per ounce and all-in cost (“AIC”) per ounce of silver are non-IFRS measures calculated based on guidance developed by the World Gold Council in an effort to provide a comparable standard within the precious metal industry. The measures do not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance to IFRS. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC is based on the Company’s cash production costs, net of by-product sales, and further include corporate general and administrative expense, government fee and other taxes, reclamation cost accretion, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of producing silver from current operations.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

AIC further extends the AISC metric by including non-sustaining expenditures, mainly investment capital expenditures, which are deemed expansionary in nature that result in an increase in asset life, expanded mineral resources and reserves, or higher capacity and productivity.

The following tables provide a detailed reconciliation of these measures for the three months ended June 30, 2015 and 2014:

Three months ended June 30, 2015		Ying Mining District	BYP	GC	Developing Projects	Corporate	Total
Cost of sales (as reported)		$15,333	$-	$5,431	$-	$-	$20,764
Depreciation, amortization and depletion		(3,799)	-	(755)	-	-	(4,554)
By-product credits		(10,313)	-	(3,989)	-	-	(14,302)
Total cash cost, net of by-product credits		1,221	-	687	-	-	1,908
General & administrative		2,087	313	503	80	2,361	5,344
Amoritzation included in general & administrative		(169)	(116)	(59)	-	(79)	(423)
One-time severance charges included in general & administrative		-	-	-	-	(322)	(322)
Government fees and other taxes		1,201	1	130	-	17	1,349
Reclamation accretion		104	10	8	3	-	124
Sustaining capital		6,480	155	383	-	4	7,022
All-in sustaining cost, net of by-product credits	A	$10,924	$362	$1,652	$83	$1,981	$15,002
Non-sustaining expenditures		629	-	21	-	-	650
All-in cost, net of by-product credits	B	$11,553	$362	$1,673	$83	$1,981	$15,652
Ounces of silver sold	C	1,190	-	181	-	-	1,371
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.18	$-	$9.13	$-	$-	$10.94
All-in cost per ounce of silver, net of by-product credits	B/C	$9.71	$-	$9.24	$-	$-	$11.42

Three months ended June 30, 2014		Ying Mining District	BYP	GC	Developing Projects	Corporate	Total
Cost of sales (as reported)		$13,450	$1,513	$-	$-	$-	$14,963
Depreciation, amortization and depletion		(2,771)	(311)	-	-	-	(3,082)
By-products credits		(10,157)	-	-	-	-	(10,157)
Total cash cost, net of by-product credits		522	1,202	-	-	-	1,724
General & administrative		1,835	271	-	101	2,561	4,768
Amortization included in general & administrative		(160)	(51)		(28)	(101)	(340)
Government fees and other taxes		1,534	30	-	16	-	1,580
Reclamation accretion		24	6	-	2	-	32
Sustaining capital		6,700	480	-	-	2	7,182
All-in sustaining cost, net of by-product credits	A	$10,455	$1,938	$-	$91	$2,462	$14,946
Non-sustaining expenditures		2,458	132	-	1,130	-	3,720
All-in cost, net of by-product credits	B	$12,913	$2,070	$-	$1,221	$2,462	$18,666
Ounces of silver sold[1]	C	1,126	132	-	-	-	1,258
All-in sustaining cost per ounce of silver, net of by-product credits	A/C	$9.29	$14.68	$-	$-	$-	$11.88
All-in cost per ounce of silver, net of by-product credits	B/C	$11.47	$15.68	$-	$-	$-	$14.84
1 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

(d)	Average Production Cost

The Company assesses average production cost as the total production cost on a co-product basis. This is calculated by allocating the Company’s total cost of sales to each co-product based on the ratio of actual sales volumes multiplied by realized sales prices. The following table provides a reconciliation of average production cost for the three months ended June 30, 2015 and 2014:

Average Production Cost		Three months ended June 30, 2015				(in 000's)
Direct mining and milling cost						16,210
Depreciation, amortization and depletion						4,554
Cost of sales						20,764
	Silver	Gold	Lead	Zinc	Other	Total
Metals revenue	17,918	734	10,381	3,013	174	32,220
Ratio of metals sold	56%	2%	32%	9%	1%	100%
Cost of sales allocated to metals	11,547	473	6,690	1,942	112	20,764
Metals sold ('000s)	1,371	0.9	14,874	4,558	12,215
Average production cost ($/unit)	$8.42	$526	$0.45	$0.43	$0.01

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Average Production Cost		Three months ended June 30, 2014			(in 000's)
Direct mining and milling cost					11,881
Depreciation, amortization and depletion					3,082
Cost of sales					14,963
	Silver	Gold	Lead	Zinc	Total
Metals revenue	17,778	3,422	8,654	762	30,616
Ratio of metals sold	58%	11%	28%	3%	100%
Cost of sales allocated to metals	8,689	1,672	4,229	373	14,963
Metals sold ('000s)	1,126	3.5	11,529	1,211
Average production cost ($/unit)	$7.72	$483	$0.37	$0.31

(e)	Production Costs per Tonne

Three months ended June 30, 2015	Total costs	Tonnage of ore[1]	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$12,719	233,834	$54.39
Non-cash mining costs	3,606	233,834	15.42
Shipping costs	677	233,834	2.89
Cash milling costs	3,116	226,956	13.73
Non-cash milling costs	542	226,956	2.39
Total	$20,660		$88.82
Add: stockpile and concentrate inventory - Beginning	3,025
Less: stockpile and concentrate inventory - Ending	(3,390)
Adjustment for foreign exchange movement	469
Cost of sales	$20,764

Three months ended June 30, 2014	Total costs	Tonnage of ore	Per tonne costs
	('000US$)	(tonne)	(USD/tonne)
Cash mining costs	$8,968	209,688	$42.77
Non-cash mining costs	2,263	209,688	10.79
Shipping costs	828	209,688	3.95
Cash milling costs	2,467	200,028	12.33
Non-cash milling costs	425	200,028	2.13
Total	$14,951		$71.97
Add: stockpile and concentrate inventory - Beginning	1,109
Less: stockpile and concentrate inventory - Ending	(1,503)
Adjustment for foreign exchange movement	406
Cost of sales	$14,963

10.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited condensed consolidated financial statements as of and ended June 30, 2015, as well as the audited consolidated financial statements as of and ended March 31, 2015.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex engineering and geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with engineering and geological assumptions and judgements made in estimating the size and grade of the ore body.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	Changes in Accounting Standards

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued on May 28, 2014 and may be effective for annual reporting periods beginning on or after January 1, 2018, for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing impact of this standard.

12.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2015.

13.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,883,808 common shares with a recorded value of $233.5 million Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
237,625	8.23	October 3, 2015
173,781	12.16	January 4, 2016
149,500	14.96	April 7, 2016
193,500	9.20	June 4, 2016
225,500	7.27	November 24, 2016
371,500	6.69	March 5, 2017
214,000	6.53	June 17, 2017
277,500	5.35	August 8, 2017
280,000	5.40	December 3, 2017
278,000	3.91	March 7, 2018
282,000	3.25	June 2, 2018
369,000	3.41	September 12, 2018
274,000	2.98	January 21, 2019
675,000	1.75	May 29, 2019
423,450	1.76	October 14, 2019
1,825,000	1.43	June 2, 2020
6,249,356

14.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2015. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Due to the recent decline in metal prices, readers are especially encouraged to understand the significant impact of metal prices on the Company’s operations.

  Metal Price Risk

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange,

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

while gold ounces are fixed against the Shanghai Gold Exchange and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places. The Company’s revenues are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions, expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and other metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

15.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2015, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on this evaluation, management concluded that the disclosure controls and procedures (as defined in Rule 13a-15(e) under Securities Exchange Act of 1934) are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

17.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer

Yikang Liu, Director	Derek Liu, Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Senior Vice President

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2015
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Malcolm Swallow, Director

Mr. Alex Zhang, P.Geo., Vice President, Exploration of the Company, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated ore production and grades from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  fluctuating currency exchange rates;

  increasing labour costs;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 21